April 21, 2015

VIA EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:     Principal Life Insurance Company Separate Account B
Principal Investment Plus Variable Annuity
Post-Effective Amendment No. 6 Under the Securities Act of 1933
Amendment No. 197 Under the Investment Company Act of 1940
File Nos. 333-188293 & 811-02091

Dear Ms. Roberts:

This letter is a response, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on April 13, 2015, with respect to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-4 (“the Amendment”). The Amendment was filed with the Commission on April 7, 2015, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

Comment 1. Please describe the parameters applicable to the following language in the “Optional Riders” subsection of the “Summary” section:

“We may withdraw or prospectively restrict the availability of any rider at any time. For information regarding availability of any rider, you may contact your registered representative or call us at 1-800-852-4450.”

Response: We have removed the above language from the “Optional Riders” subsection.

Comment 2. In correspondence to the Staff, please describe the impact of the following language on the contract and whether this is a change to how the contract is administered or whether it is an existing practice:

“All scheduled withdrawals (scheduled partial surrenders) occurring on the Contract anniversary are reflected in the values for the prior contract year.”

Also include in such response whether this language only applies to new customers or whether it applies to all customers with this product.

Response: The language was added to indicate when scheduled partial surrenders affect contract values in order to add clarification for all customers.  The added language should help alleviate questions we receive from customers about the timing of scheduled partial surrenders and their impact on contract values that update at the contract anniversary.  Scheduled partial surrenders on the contract anniversary have been handled in this manner since the inception of the product for all customers.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-362-2384 if you have any questions.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com